FILED BY SIRONA DENTAL SYSTEMS, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED

FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: SIRONA DENTAL SYSTEMS, INC.

COMMISSION FILE NO. 000-22673

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

DENSTPLY/SIRONA

Moderator:    Bret Wise

September 15, 2015

5:30 p.m. ET

Operator:	This is Conference #: 41327193

Operator:	Ladies and gentlemen, thank you for standing by. Good afternoon and welcome to today's conference to discuss the combination of Dentsply and Sirona Dental, which was announced this afternoon.

At this time, all participants are currently in a listen-only mode.  The call will be open for your questions following the presentation, and instructions will be given at that time.  As a reminder, today's call is being recorded and a copy of the slide presentation is available on the investor relations sections of Dentsply and Sirona's Web sites.

An audio archive of this call will be available shortly after the call has concluded, and will also be available until September 29, 2015.  I would now like to turn the conference over to Mr. Derek Leckow, Vice President Investor Relations of Dentsply.

Mr. Leckow, please go ahead, sir.

Derek Leckow:	Hello, everyone, and thank you for taking the time to join us on this call to talk about our announcement of the combination of Dentsply and Sirona.

Before we begin, I would like to note that today's discussion contains forward-looking statements that are subject to the risks identified in both company's SEC filings and other written communications related to the merger announcement.

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

Actual results may differ materially from those discussed here.  You should refer to the information on slide 1 of the presentation, as well as, the additional information contained in the SEC filings of both Sirona and Dentsply.

Joining me on the call today are Mr. Bret Wise, Chairman and Chief Executive Officer of Dentsply International, Mr. Jeff Slovin, President and Chief Executive Officer of Sirona, Christopher Clark, President and Chief Financial Officer of Dentsply, and Ulrich Michel, Executive Vice President and Chief Financial Officer of Sirona.

With that, I am pleased to turn the call over to Mr. Bret Wise, Chairman and CEO of Dentsply.  Bret?

Bret Wise:	Well, thank you, Derek. Good afternoon, everyone. Thanks for joining us on our call today, especially on such short notice. As always, we appreciate your interest in our story. Today is a historic day for the dental community as we bring together two global dental leaders combining Dentsply and Sirona in a $13.3 billion merger of equals.

This transaction creates the largest global manufacturer of professional dental products and technologies with net revenues of approximately $3.8 billion, and adjusted EBITDA of over $900 million on a trailing 12-month basis.

As we will explain on our call this afternoon, there's also a significant synergy opportunity to accelerate growth in both sales and earnings over a relatively short period of time.

This is an important milestone for our customers, our employees and shareholders.  As one united company, Dentsply/Sirona will have enhanced technology, scale, and product ref partnering with the dental professional to address every dental procedure with world-class products on a global basis.

Our combined company will be able to offer dental practitioners, integrated solutions, encompassing the best in consumables, equipment and technology, with the end result being enhanced patient care.

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

Dentists and dental laboratories across the globe will also be supported by the industry's largest sales and service infrastructure combining the world-class sales forces of both Dentsply and Sirona.

This creates a global sales organization of over 4,000 sales professionals combined with the best distributors in the global market.  It's important to note that both of our companies have proud records and strong cultures of innovation and are supported by industry-leading investment and continuing professional education.

Together, we'll have a combined team of over 600 scientists and R&D staff, and we will have the largest investment and clinical education in our markets.

Reinvesting in fundamental sciences that support dentistry, as well as, the continuing knowledge base of the dental professional is the foundation on which we will build the future of our markets.

Looking ahead, Dentsply/Sirona will be well-positioned to unlock significant shareholder value and capitalize on key industry trends such as accelerating adoption of digital dentistry providing us with growth opportunities over the long term.

In particular, the combination of Sirona's digital capabilities with Dentsply's leading position in the dental specialties creates a unique opportunity advance technology in our markets.

Lastly, together, the two companies will be very strong financially.  We'll have a very strong balance sheet with robust free cash flow to invest in growth and returning capital to shareholders.

As evidence of this, our confidence in the combination, we expect to repurchase $500 million of the combined company stock as soon as possible.  This will be executed quickly after the combination and will compliment a robust business development program, both designed to enhance shareholder value.

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

The transaction is expected to be accretive to each company's shareholders within the first year, and is expected to deliver at least $125 million plus in annual pre-tax synergies in the third year post-close.

We're confident that bringing together these two innovative industry leaders will make dentistry better, faster, and safer around the globe.  Slide three provides an overview of the transaction structure, initial announcement of the governance of the company and the path towards closing this transaction.

Now, this transaction is a stock-for-stock merger of equals that was unanimously approved by both company's board of directors, and it is expected to be tax-free to the shareholders of both companies.

Once the deal closes, Dentsply shareholders will own 58 percent and Sirona shareholders will own 42 percent of the combined company.  In addition, when the deal closes, I will become executive chairman of the board of the combined company.  Jeff Slovin, the current CEO of Sirona, who you'll hear from here shortly, will be assuming the role of CEO of the new company.

I've known Jeff for more than 10 years and we've worked together on numerous collaborations and industry matters and I look forward to working with him and our combined team to execute our corporate strategy and to integrate the two companies and cultures.

We also are blessed with a very strong management team, which I'll cover more in a moment, including their bios on a subsequent slide.  The Dentsply/Sirona board of directors will consist of 11 members, 6 of which including myself are current Dentsply directors, and 5 of which, including Jeff, are current Sirona directors.

Together, with approximately 15,000 employees in more than 120 countries, we will bring scale and product breadth to the market on a global basis.  The combined company will be called Dentsply/Sirona and will trade on the NASDAQ under the ticker symbol, XRAY.

The global headquarters will be in York, Pennsylvania, and the international headquarters will be in Salzburg, Austria.

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

We expect the transaction to be completed in the calendar quarter of 2016, subject to the receipt of regulatory approvals, other customary closing conditions, and the approval of shareholders of both Dentsply and Sirona.

Slide 4 presents an overview of each company.  I'll hand the call over to Jeff to highlight Sirona in a moment, but for those of you that are not familiar with Dentsply, the company was founded in 1899, has $2.7 billion in revenue, and we currently have approximately 11,600 employees across the globe.

Today, we believe we serve an estimated 600,000 professionals worldwide reaching customers in more than 120 countries.  Dentsply is known as the leader in value-added dental consumables with 6 global strategic business units focused on each of the major treatment categories in dentistry.

This encompasses preventive, restorative and prosthetic dentistry, as well as, the three specialties including implants, endodontics and orthodontics.  In addition, we have a seventh SBU which serves several important categories in the medical markets focused on value-added consumables that can enhance people's lives and living conditions.

Over our history spanning more than a century, we've maintained a focus on innovation and clinical education.  We're very proud of our capacity to introduce more than 30 significant new products every year and the commitment we've made to clinical research as evidence by one of the largest libraries of clinical research in our markets.

In addition, our commitment to continuing clinical education is evidence by the more than 300,000 dental professionals who attend at least one of our clinical programs each year.  This commitment to continuing clinical education is the broadest in our market and it's the key investment that we continue to make in advancing the science of dentistry globally.

Dentsply also has the core competency in and a long history of growth via acquisition, expanding technology and product reached through our global infrastructure.  Since 2000, Dentsply has completed 25 acquisitions covering each of our strategic verticals.  As evidence of our global reach, essentially

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Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

anywhere that you find professional dentistry practice around the world, you'll also find Dentsply products.

We have this global reach through our own sales and distribution resources, but also combined with solid distributor relationships to engage essentially every practitioner around the world.

With that, let me turn the call over to Jeff Slovin, President and CEO of Sirona and soon to be the CEO of the new Dentsply/Sirona.  Jeff?

Jeff Slovin:	Thank you very much, Bret. I'm very excited to be talking to you all today. I believe this transaction is truly in the best interest of Sirona and Dentsply. For our shareholders, customers and employees, for those of you who aren't familiar with Sirona, let me start with a brief overview and then I'd like to spend some time providing a deeper look at the combined company benefits that Bret touched on in his opening remarks.

Staying on slide 4, Sirona is the leader in dental technology and in equipment with approximately 3,500 employees and 1.1 billion in revenue.  Innovation is at the core of what we do and we've introduced many firsts to the dental industry like the first electric dental drill, the first panoramic X-Ray system, and (Sirec), the first dental chairside CAT scan system, just to name a few.

These innovations and many others have supported our strong track record of top and bottom line growth and have positioned us at the forefront of many dental growth trends.  For over 30 years, Sirona has been driving the adoption of digital technologies and enabling single visit dentistry to improve patient care.

We have made significant investments in our sales and service infrastructure and selling more than 120 countries and operate in 29 locations worldwide.  Like Dentsply, we are supported by some of the leading distributors in the industry led by Patterson in the U.S. and Henry Shine in Europe.

Turning to slide 5, we have provided an overview of the dental markets so you can better understand the opportunity ahead of us.  Dental is an attractive and

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

growing global market, favorable demographics such as aging population and a driving demand for specialties, prosthetics restorative, esthetic dentistry.

In addition, there is a growing demand for higher quality dentistry in emerging markets.  This represents approximately 80 percent of the global population.  We're seeing a couple of important trends as a result.  The adoption of digital technology is accelerating and the demand for efficiency in driving a need for integrated solutions.

Dentsply/Sirona will be well-positioned to capitalize on these trends.  Combining our two companies will result in the most comprehensive dental solutions offering available to meet customer's demands in every major dental category across consumables, specialty, equipment and the global basis.

Together, we will create the dental solutions company.  Moving to slide 6.  I will now provide you with a little more color around the scale and offering breadth of the combined company.

As Bret mentioned earlier, the combination will result in a company with net revenues of approximately 3.8 billion, an adjusted EBITDA of more than 900 million excluding the incremental benefits of synergies.

We'll – we will have the complimentary suite of product offerings bringing dental consumables and equipment under one roof.  Our combined product offering will consist of approximately 70 percent of sales driven from consumables and approximately 30 percent from equipment and technology.

This product mix will provide scale and stability and is essential to a perfect match to a product mix of broader dental market, and as discussed on the prior page, we will be geographically balanced, with 34 percent of our sales in the U.S., 40 percent of sales in Europe, and 26 percent in the rest of the market, rest of the world, including a significant presence in Asia-Pacific.

Dental practices in labs across the globe also will be supported by the leading education sales and service infrastructure in the industry.  Slide 7 covers in more detail the combined company's significant broadened platform of well-established brands and products with strong market positions.

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

By combining Dentsply's leading consumables platform with Sirona's leading dental technology and equipment offerings, we will be at end-to-end solution provider and we believe this represents a key competitive advantage in our industry.

When you have a little more time to study this slide, you'll get a real sense of the breadth of our offering and the dozens of well-established brands we have in the different niche dental markets.

With consumables, equipment and technology under one roof, the new company will be able to deliver differentiated digital technologies and integrated solutions and workloads to enhance efficiencies in patient care for general practitioners and specialists.

Adding total solution provider, Dentsply/Sirona will be well-positioned to better serve dental practitioners.  As many of you know and as slide 8 highlights, Dentsply and Sirona have significant R&D capabilities.

We believe that we are shared commitment to innovation will contribute to a smooth integration and allow us to retain and cross-pollinate our leading talent of scientists and engineers.

In particular, Sirona has a reputation for innovation and equipment and that is matched and complemented by Dentsply's achievements in consumables innovation.  Our combined brands are built on thousands of clinical studies and well over 3,000 patents and patent applications.

The work continues and we remain committed and focused on new product introductions that improve clinical outcomes and provide increased value for dentists and patients.

Turning to slide 9, I want to zero in on how we will be positioned to capitalize on key industry trends and drive growth.  The dental industry is becoming increasingly focused on the adoption of CADCAM 3-D imaging and digital solutions.

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

Dental practitioners are taking on more specialized procedures that require advanced technologies and patients are demanding a better overall experience.  Integrated solutions and workloads are being driven by this demand both in developed and developing markets.

As a combined company, we will be a leader in digital technologies and solutions.  That means we will have complimentary offering of chairside solutions with a digital work flow for restorative and specialty procedures like implants and ortho.

Dentist labs and specialists will be digitally connected so that a procedure can be seamlessly planned and executed.  The combination will drive adoption of single visit dentistry resulting in reduced chairside time and better patient experience overall.

We will also increase dental practice efficiency providing better outcome for everyone involved.  And importantly, we will have an – the global infrastructure to execute on these evolving trends and demands.

In short, we will create better, faster and safer dentistry, and this is our promise to dental professionals and patients around the globe.  Here on slide 10, we expand on the benefits of this transaction for our dentists.

With this transaction will be better able to improve solutions and advance patient care, and enabling better dentistry.  Among other benefits, practitioners will see faster technologies and workflow solutions, as well as, more innovative and better integrated product offerings.

This will improve the efficiency and the profitability of the dental practice and labs, and with dentists benefiting from improved solutions, this means patients will benefit from better and more advanced care.

This is very important and something we're very excited about.  After all, we're all patients.  Patients will have shorter and fewer visits, safer procedures and improved clinical outcomes.

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

Moving to slide 11, the combination of Dentsply and Sirona is expected to generate substantial synergies, at least 125 million of annual pre-tax synergies in the third year following completion of the transaction.

Let me walk you through our thinking here.  The combined company plans to choose – achieve these synergies by enhancing growth in optimizing its infrastructure.  We will work toward offering integrated solution, expanding product lines, and pursuing potential cross-selling opportunities across the combined company's expanded customer base.

In terms of optimizing infrastructure, we will look towards manufacturing efficiencies, procurement savings, and corporate savings.  With that, let me turn it back to Bret to discuss our commitment to delivering shareholder value.

Bret Wise:	Thank you, Jeff. Through the achievement of these synergies, the combination is expected to unlock significant shareholder value and be accretive to both Dentsply and Sirona shareholders on an adjusted earnings per share basis in the first year.

As we mentioned earlier on the call, Dentsply/Sirona is expected to benefit from a very strong financial profile and significant cash flow, enabling continued growth reinvestment, broadening our M&A scope and return of capital to shareholders.

To that end, in connection with the closing of this transaction, we expect to execute a $500 million share buyback as soon as possible to drive incremental shareholder value.

We will also maintain the capacity for additional share buybacks in the future.  The new company also plans to maintain Dentsply's current dividend level of 29 cents per common share.  We will have a highly flexible capital structure that will enable us to not only to continue to return capital to shareholders, but also continue to be very active in business development and M&A opportunities.

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

Slide 13 highlights our experienced management team that will lead the combined company.  As I mentioned, Jeff and I have known and respected each other for quite some time and have worked together in the dental industry.

We share a common set of values and a passion for dentistry.  Jeff is a seasoned dental executive having been CEO of two publically traded dental companies and has a strong track record of driving growth and creating shareholder value.

I'm also pleased to announce that in addition to Jeff and myself, the new leadership team of Dentsply/Sirona, will include talent from both companies.  From Dentsply, Chris Clark will serve as president and chief operating officer of Dentsply/Sirona's technology segment building on his 23 years of experience in the dental market.

Also from Dentsply, Jim Mosh will serve as president and chief operating officer of Dentsply/Sirona's dental and health care consumable segment capitalizing on his 22 years of dental experience.

From Sirona, Uli Michel, a seasoned executive with 25 years of financial management, and close to 10 years of experience as the CFO of 2 public – U.S. publically traded companies will serve as executive vice president and chief financial officer.

Combine the senior leadership team has more than 75 years of dental market experience.  Of course, there's a number of additional senior executive positions to be named.  We are blessed by the depth of the executive talent in both organizations, and we view the combined team as a core strength of this combination.

So as you can see, the combined management team is highly experienced and proven in dental.  Once more, their expertise and leadership will provide stability and continuity as we work to integrate the two organizations.

Together, we will accelerate the global adoption of digital dentistry and differentiated integrated solutions.  All with the view towards creating greater

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

shareholder value with the benefits of the combined management and governance structure.

With a strong track record of growth in leadership and integrating and optimizing global product offerings, the management team will be well-positioned to drive Dentsply/Sirona forward.

I know we are all excited to work together at integrating our two companies and setting the stage for continued growth through product development, additional capabilities and both on acquisitions.

So I can now hand the call back to Jeff.

Jeff Slovin:	Thank you, Bret. And I echo the support for the new management team and the rich talent that we have, and certainly I'm looking forward to working with you, Bret.

Slide 14 highlights the pathway to completion for our merger of equals.  Again, we expect to close the transaction in the first quarter of calendar year 2016.

I want to express my enthusiasm for this transactions.  I'm excited for the bright future we have ahead.  I truly believe this transaction is in the best interest of our shareholders, dentists, labs and our employees, and our partners around the globe.

I want to thank all of the Sirona employees who have worked so hard to get Sirona to where we are today and we'll be instrumental in creating the dental solutions company with Dentsply.

I also want to thank our key distributors and material partners as we look to continue to collaborate for the benefit of all of our stakeholders.  I look forward to seeing some of you at (Sirec 30) on Thursday where we will announce some additional exciting developments.

I will now turn the call back to Bret before we take your questions.

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

Bret Wise:	All right. Thank you, Jeff. So to summarize, we believe this is an exciting step forward for Dentsply and Sirona, as well as, our customers, our investors and our employees. The transaction creates significant shareholder value and will lead to enhanced product offerings for dentists and laboratories across the globe.

I'm proud of the Dentsply employees and what they've accomplished in our more than 100-year history, and I look forward to executing on the expanded potential that we'll have when combined with the strong employee base of Sirona.

With the combined management talent of these two organizations, we will be well-positioned to improve the experience of dental professionals and the patient and accelerate our growth and the impact we have on the market.

The combination is a big win for our customers who will realize meaningful improvements in their ability to serve patients and grow their practices.  So thank you once again for joining us today to discuss the announcement.  We look forward to working with the Sirona team to complete the combination.

I'd like to now turn the call back to the operator for questions.  Thank you.

Operator:	Thank you, sir. The floor is now open for questions. At this time, if you have a question, please press star one on your touchtone phone. If at any point your question has been answered, you may remove your question from the cue by pressing the pound key.

In the interest of time, we do ask that you limit your question – I'm sorry – to one initial and one follow-up question.  We'll pause for just a moment to compile the Q&A roster.

Our first question comes from the line of (Brandon Collier) with Jefferies.

(Brandon Collier):	Hey, good afternoon. Thanks for taking the question. Bret, if we look back 10 or 15 years ago, I mean, Dentsply got out of the equipment business. I mean, philosophically, why is now the right time to – you know for the combined franchise? Why does it make sense today? What's different?

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Moderator: Bret Wise

9-15-15/5:30 p.m. ET

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Bret Wise:	Well, I think if you look back 10 or 15 years, we were basically in one category of dental equipment and it was a pretty narrow category. This is a completely different circumstance. What we're doing today is we're combining the strongest player in dental technologies and dental equipment with the strongest player in dental consumables, and it's clear that the market is trending towards increased use of integrated systems, digital technologies and consumables that can do more when combined with the equipment.

So I really think of this as not reintroduction into a – in an equipment play, but a reintroduction into a technology play, and I'd like to let Jeff comment on that as well.

Jeff Slovin:	And thank you, Bret. Yes, (Brandon), I think the fact of the matter that we're so complimentary that we can create differentiated integrated solution in this day in age. It's a big deal to the patient and the dental practitioners you know?

The ability to understand that you can create solutions that really can lead to better clinical outcomes, we can't do this alone and that's why we're better together.  And frankly, when you look at it from a standpoint of where we're at as the innovator in technology and where Dentsply is, it's a different calculation today.

We bring so much to the marketplace with our innovative capabilities that we're so well-positioned.

(Brandon Collier):	Super. And then maybe a question for Uli. In terms of the combined free cash flow of the company, I mean, I believe Dentsply had a channel to access overseas cash through the (Astrotech) deal and Sirona had more of a problem accessing OU.S. cash you know?

How much of the free cash flow you know is really accessible for the combined company going forward?

Ulrich Michel:	I think it's a bit early to really give you exact numbers on this, but this is definitely one of the values that this combination will unlock.

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We will have a better opportunity to use our strong foreign cash flows to either return them to our shareholders in the U.S. or to reinvestment – reinvest them wherever we want in the world for future growth and shareholder value creation.

Chris, do you want to add?

Chris Clark:	No, I'd agree with that. Again, the company's – the combination is complimentary in a number of ways. Obviously, we have planning we need – we need to do in this area, but I would expect this to be complimentary as well.

Jeff Slovin:	I think it's an extraordinary cash flow and fire power. It's exactly what our shareholders would like to see when you combine these two market-leading companies.

(Brandon Collier):	Super. Thank you.

Operator:	Thank you. Our next question comes from (Tyco Peterson) with J.P. Morgan.

(Tyco Peterson):	Hey, thanks. You know Jeff, on the question of why now, why does this combination makes sense you know I have a number of people highlighting today that you know you're not really – you're not getting a premium here, and obviously you have a lot of momentum you know with the (Sirec 30th) and the ortho J.V. with a line and your expand to Patterson Agreement.

So why – you know why this price now and not more of a premium?

Jeff Slovin:	I think this is a unique opportunity in time and our shareholders will get the benefit from the value creation that we are able to deliver, and I think the way I look at it is there's so much upside to what we're creating, and if being a stock for stock expected to be tax-free transaction, they receive all of the benefits that this combination creates, and it's going to be significant.

And you know we see real synergies here you know 120 – at least 125 million in the third year post-close.  So this, to me, when you have the opportunity of

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a lifetime, you have to seize it in the life of the opportunity and I think that's what we see here.

(Tyco Peterson):	And then can you talk on the closing timelines? One Q16 seems a little bit aggressive. Maybe what's your confidence around the regulatory approvals and maybe talk to any FDC risks?

And then lastly, just can you give us a split between revenue synergies and cost synergies in that $125 million number?

Bret Wise:	OK. (Tyco), I'll take the first question and Jeff, maybe you can follow-up on the synergies.

Jeff Slovin:	Yes.

Bret Wise:	The timeline we're giving you is within the first quarter of next year. Of course, there's not a lot of direct product overlap between the two companies, but as you point out, we'll have to go through the customary regulatory filings to get – before we can close the deal.

But we feel reasonably confident that we'll get it done in that timeframe.

Jeff Slovin:	Yes. With regard to the synergies, there is a bias towards – slight bias towards the cost synergies, but you know we have so many growth opportunities that I would not underestimate what we're able to do from a revenue synergies when we look at the cross-selling opportunities expansion of our product suites, and truly the differentiated integrated solutions that we'll bring to market.

(Tyco Peterson):	OK. Thank you.

Operator:	Thank you. Our next question comes from the line of (Jeff Johnson) with Robert Baird.

(Jeff Johnson):	Yes, thanks. Good afternoon, guys. Jeff, let me just follow-up on that – on the answer you just gave there on the 125 million. So am I to read that as out of the 125 million, a little over half of that is cost synergies and a little over half of that is revenue synergies or…

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Jeff Slovin:	Yes. Yes, that's a fair assessment. That's a fair assessment.

(Jeff Johnson):	OK. That's helpful. And just from a tax rate perspective, I mean, you both have low 20 percent tax rates, so I don't think an inversion here is even really a question, but can you talk to me maybe about the sustainability of those tax – of that – of the tax rates and where you think they could go over time? Is there any play here at all with this deal?

Jeff Slovin:	Sure. If you don't mind, I'd like to ask Chris to (inaudible).

Chris Clark:	Yes, sure. I mean, as you know (Jeff), I mean, both companies have been pretty efficient on the tax side you know? This is one that with the post-integration planning, obviously teams come together in a you know far more dedicated manner to address that.

I guess I would say based on some early looks you know we're optimistic that there's some opportunities here.  So I would just leave it at that and you know say we'll know more as we get into this.

(Jeff Johnson):	OK. And then my last question, Jeff, in the emerging markets, Jeff, you guys sell a lot of your stuff direct there. Bret, you go through distribution, I think, in a lot of those markets for your general consumables.

It – what is the more likely you know surviving entity there selling model? Bret, is there an opportunity to put your consumables through the Sirona sales force, or do you need to stay in distribution channels in those kind of emerging markets where Sirona may already have a presence?

Jeff Slovin:	Let me start and then I'll pass it to Bret.

(Jeff Johnson):	Sure.

Jeff Slovin:	But I think that the beauty of this situation in the emerging markets is that you know we've got to look country-by-country. We have a rich pool of talent. We have to look at what are the dynamics, who are the distributors that they're working with and how we go about it.

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So there's nothing definitive that we want to say, just that we understand there's a huge opportunity and we have the confidence that we'll figure it out together.  Bret?

Bret Wise:	Yes, I think that's fair, and I think it's also fair to say that at this point, we would not anticipate any disruption to the channels that we use today because, as you know (Jeff), we sell about half of our products direct, both those are typically the specialties where we have to have you know a highly trained sales force to move those products in the restorative and preventative products. We typically go through distribution almost everywhere in the world, and at this point I don't view there as being a disruption to any of that.

(Jeff Johnson):	All right. Well, thanks, guys.

Jeff Slovin:	This is a win across the board for everyone.

Bret Wise:	Operator, next question, please.

Operator:	Thank you, sir. Our next question comes from the line of (John Crager) with William Blair.

(John Crager):	Hi. Thanks very much. Jeff and Bret, could you guys just maybe elaborate a little bit more on drivers of some of the opportunities to accelerate revenues that you talked about at the beginning of the call, maybe just an example or two? Thanks.

Jeff Slovin:	Sure. You know again, we're both big believers that digital dentistry is here to stay and it's defining the standard of care and with all of the outstanding clinical programs that Dentsply has, this will help.

Also, when you think about from a standpoint of 3-D, the things that we can do on the ortho side together, on CADCAM with regard to implants, there's so many different things that we can do providing unique end-to-end solutions while respecting the relationship we have with our partners.

It is unique to the two of us combining together.

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

Bret Wise:	Yes, I think – and I'll just add to that, I mean, if you look at the R&D resources, the innovation resources we have today, and bringing some of those resources together to focus on integrated solutions, I'm very positive and very confident that we'll come up with some pretty unique solutions that we would not have otherwise gotten on our own.

(John Crager):	Great. Thanks. And then follow-up, I think to (Tyco's) question about any FTC risks, can you remind us how big the combined company will be in the CADCAM block business? What sort of market share do you think you'll have in that category?

Jeff Slovin:	No, I don't think that it will be significant at this point, so I don't see that as being an issue. Again, the fact that we're so complimentary, I think we have to go through the process, but you know we have also given a target date of the first quarter of '16 because you know we – in dealing with our advisors, we believe that we can do that, but that's a process we need to go through.

(John Crager):	OK. Great. Thanks.

Operator:	Thank you. Our next question comes from the line of (Robert Jones) with Goldman Sachs.

(Robert Jones):	Thanks for the questions, Bret and Jeff. Yes, I guess just sticking with the synergies because it does seem to be you know clearly a key part of this deal, I mean, candidly either of you guys have acknowledged at the overlap is not that obvious to us.

So maybe just to come back to this, could you guys share some more specifics on what exactly the source is of the synergies will be whether it be you know the less than half from revenue and the more than half from costs you know just anything specific on you know the due diligence you guys put in place to come up with that 125 million number would be really helpful for us.

Jeff Slovin:	Yes. Again you know it – we still need to operate as two separate companies you know and there will be more to this integration, but you know when you look at manufacturing efficiencies and you look at the manufacturing throughput, there's some real opportunities for improvement in overhead

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

utilization on that logistics and procurement when you look at being a 3.8 billion and what the opportunities for our supply chain.

They're not insignificant, and, of course, when you look at our potential for shared services, there's a lot of opportunity on that.  I think the revenue side of this is really going to be significant because as Bret talked about earlier, and we tried to elude, when you get our engineering and scientists together working together, we will have unique offerings that will differentiate ourselves, and this is what the dentist is looking to and the patient.

And it's all – it's around single-visit dentistry and better clinical outcomes, and there's a lot that is possible for us to do not only you know in North America, but around the globe.

The infrastructure alone that we have is substantial you know? Education, sales and service, being able to drive better customer satisfaction is the key component that we think will lead to loyalty as well.

Bret Wise:	Yes. And I'd like to add to that. We have specific product offering ideas that are on the table. We have the specifics, but most of its competitively sensitive. We wouldn't want to telegraph that to our competitors at this point.

(Robert Jones):	Understood. And I guess just a quick follow-up, and I know we'll probably get more of this with the filing, but any background you can share just as far as how the deal came together? I get specifically curious were there any other parties interested in either company?

Bret Wise:	Of the – well, the background I'm willing to give or we're willing to give at this point is Sirona and Dentsply have been partners collaborating on product, mainly materials, offerings that could go to market for some time.

I think you've seen that over the last couple of IDSs.  There's been a lot of cross-work that's been done in launching products and so forth, and I think it's reasonable to assume that the two companies kind of grew together closely through that process.

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

You're right that when we file the merger documents, you'll see the history that describes this in more detail.  I'd – I would resist, or I'm reluctant, to get into any more discussion of that though at this time.

Jeff Slovin:	Yes, I would echo that sentiment.

(Robert Jones):	Got it. Thanks for the comments.

Bret Wise:	OK.

Jeff Slovin:	Thanks.

Operator:	Thank you. Our next question comes from the line of (Erin Wilson) with BofA Merrill Lynch.

(Erin Wilson):	Great. Thanks for taking my questions. On the distribution front, just to follow-up on that, so do you plan on maintaining the exclusive clauses, like, with the Patterson relationship, and how would you characterize your current relationship with Patterson at this point, and do you expect it to continue going forward?

Jeff Slovin:	Absolutely, and you know we've – we have – both have excellent relationships with both Patterson and Shine. They're aware of this announcement, supportive, recognize that this is historic as Bret led the call talking about it, two legends of dentistry coming together, over a 100-year history you know?

This is a game-changer and distribution is part of that.  So (Erin), I think both Patterson and Shine see the possibilities.  As Bret eluded you know these revenue synergies that we're talking about you know we have clear ideas how we do the – are able to do this and distribution is part of that process and plan because at the end of the day, this is also about being able to execute this in the dental office.

(Erin Wilson):	OK. Great. And can you speak to the strategy going forward with some of the product lines where there may be some sort of conflict of interest, like, in clear liners on the orthodontic side, as well as, in implants and do you

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

continue our plan to continue to take a more agnostic approach as to the interoperability with your systems or any sort of color on what – how you expect that to unfold would be great?

Jeff Slovin:	Yes, first of all, I would say there's no conflicts you know? We're the most open on the ortho. We've been telling you that from the get-go that the Omni Cam will have the most open platform there, and when it comes to implant, we're also very open, but we're excited about the possibilities, what our engineers can do to differentiate ourselves, but we welcome partnerships you know?

This is not about being a closed system.  This is about expanding.  This is accelerating the adoption of technologies.

Bret Wise:	And (Erin), I would – I would echo that you know? If you look at Dentsply's partnerships with other companies in the market, they're all built upon open systems. So you know I see this being a furtherance of that strategy rather than a change in direction.

Jeff Slovin:	You know I mean, where we expect to continue our relationship with their material partners, they've been important drivers of our success, and we're looking forward to continuing that.

This is really about a growth opportunity in dentistry.

(Erin Wilson):	OK. Great. Thanks so much.

Operator:	Thank you. Our next question comes from the line of (John Blanc) with (Inaudible).

(John Blanc):	Great. Thanks. And good evening. You mentioned accretive to shareholders in year one. Any comments you can give on you know on level of accretion and/or when we think about the annual synergies that you talked about of 125 million in year 3, any details around maybe the ramp to get there in year 1 versus year 3?

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

Bret Wise:	Sure. And I'll take a stab at that, (John). The reason we said, "accretive" within year one was at the outset, of course, Dentsply is the issuer here. There is a difference in trading multiples. It'll take us a while to get the synergies ramped up, and so we're much more comfortable towards the end of the first year rather than on the first day of closing.

I don't want to characterize the level of synergies by year here, but if you're thinking a third, a third, a third, the amount in the first year would be less than a third because you may – you may exit the year at a run rate of a third, but you're certainly not going to get a third in the first year.

So a couple of things to consider is the earnings multiples of both companies and where they both trade, the half a billion dollar stock buyback, the normal stock buyback programs that we've historically had under way, and then on top of that, the benefits of the synergy program.

Jeff Slovin:	Well said.

(John Blanc):	OK. Great. Very helpful. And then just to shift gears you know looking at maybe leverage on a pro forma basis, it looks like it's maybe roughly one time, just assuming (inaudible) million in EBITDA before the share repo.

You mentioned the 500 million in the share repo and a willingness to get more aggressive.  Just trying to – use of cash, is there sort of this combined entity leverage target that we should start thinking about that we want to sort of conceptualize on how aggressive you can be on the share repo side of things? Thanks, guys.

Jeff Slovin:	Yes, I would say we don't want to talk right now about the optimum leverage point, but I would say that, look, we're a fantastic platform for M&A opportunities and there's great scope and scale with what we've created.

Certainly, we feel very comfortable with this leverage, and let's not forget about the net cash that Sirona has as well.  So there's a lot of opportunity for Dentsply and Sirona in the future here.

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

Bret Wise:	Yes. And I would add to that, if you looked at the balance sheet, the pro forma balance sheet that we'll have, will be well under 1.0, and leverage at closing if the – if you looked to the balance sheets today.

And even with the half a billion dollar share buyback will be between one and one and a quarter times leverage ratio, so I think we're going to have a lot of flexibility to do more internally, to do more in the business development in M&A area, and obviously we'll have more to return to shareholders while generating a lot of cash flow in each year moving forward.

So we feel pretty positive about that.

(John Blanc):	Perfect. Thanks, guys.

Bret Wise:	Yes.

Operator:	Thank you. Our next question comes from the line from (Steve Bashaw) with Morgan Stanley.

(Steve Bashaw):	Hi. Good afternoon. Thanks for taking the questions. So we've touched a little bit on revenue and cost synergies, but I wonder if you could spend a minute on other operational drivers of incremental cash flow?

I know this is a big topic at Dentsply.  Can you talk about how the combinations of companies might potentially unlock other components of the balance sheet other than access to international cash at Sirona? And Chris, if you wouldn't mind giving us an update on how you're thinking about the targets that you've laid out for you know accessing capital via working efficiencies at Dentsply? Thanks.

Bret Wise:	OK. (Steve), I'm going to start on that, and then I think Chris will have some things to offer here as well.

As you identified you know we have a global efficiency program going at Dentsply.  We've seen some pretty good margin accretion from that program.  We've also seen some improvements in the balance sheet.  I expect those to continue.

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

When we look at the possibility to bring these two companies together, we kind of look at the platform that we've created to go after those efficiencies including the balance sheet efficiencies that you're communing on here.

So for us, there's a pretty clear path to bring the two companies together.  Of course, they'll have multiple logistics points that we can probably combine.  Jeff commented on that earlier.

So we do see a pathway to kind of continue along that path.  So Chris, do you have anything you'd like to add onto this question?

Chris Clark:	No, I think – I think it's a good point. I mean, bottom line is obviously, we have made some progress relative to working capital and unlocking that, we have considerable progress yet to – yet to mate.

A number of initiatives under way with that, I think this helps us in the context of moving those initiatives forward.  Bret his the logistic synergies.  I think those are not small and frankly, help us in terms of unlocking really cap – cash that's capped – really captured at this point in time on our balance sheet.

So I view this as a helpful enabler to really accelerate our efforts.

Jeff Slovin:	Yes, I would echo that. I think that clearly integrating the companies will be a priority and a focus and we've got a good platform that Dentsply has started with their project one. So we look at this as an opportunity to be able to do this better and faster because of what they have in place.

(Steve Bashaw):	That's helpful. And so if I just take the 125, the $125 million, for total synergies and I say, OK, a little less than half of that is revenue, $50 million, and I think about that over the next 3 years you know on a base of $3.8 billion, it's frankly just not a very big number.

And when I think about the different footprints of the two companies and the many ways – we didn't touch on very many of them here today – the many ways that you can go about leveraging product lines across different call

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

points, I'm wondering you know how much conservatism there is in this $125, particularly on the top line.

Are there constraints to going about more effective cross-selling and call point leverage that I'm not thinking about? Thanks.

Jeff Slovin:	(Steve), I appreciate that you see the value that we see in combining the two companies together you know? It's clear to us that at least $125 is the appropriate synergy to talk about, and we're excited to get together and explore what is possible when we're one team, but that's the number that we're coming out with, and that's the one we feel comfortable with.

(Steve Bashaw):	OK. Thanks so much.

Operator:	Thank you. Our next question comes from the line of (Steven Belakit) with UBS.

(Steven Belakit):	All right. Thanks. Good afternoon and congrats on the transaction. So I guess for me…

Jeff Slovin:	Thank you very much.

(Steven Belakit):	Sure. So for me, I guess I see some of the strategic narrative of the deal, but I have to admit it is a little bit hard to get to some of the accretion with stock being used to finance the deal as opposed to you know maybe cash or some lower cost debt.

So I guess with you guys highlighting that 500 million buyback to be completed as soon as possible after the close, I guess just based on your own math, is that buyback essentially a required to make the deal accretive in year one or could it still be accretive without that buyback? Thanks.

Bret Wise:	Yes, this is Bret and I'll address that. I think that if you look at the balance sheet of the two companies post-deal, it's a very unleveraged company with extraordinarily strong and consistent cash flow.

So we think it's important that we put some of that cash flow to work for shareholders' benefit immediately, and, of course, the buyback will benefit

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

both sets of shareholders.  Earlier, I talked about the accretion delusion and the difference in the trading multiples.

Of course, the synergies will inert to the benefit of both shareholder groups, as well, the stock buyback, but I do think that's an important element in reaching accretion in a relatively short period of time.

(Steven Belakit):	OK. Got it. OK. Thanks.

Jeff Slovin:	Thank you.

Operator:	Thank you. Our next question comes from (Bob Willoughby) with Bank of America.

(Bob Willoughby):	Yes, just a quick one. Dentsply's been an active acquirer historically. What are the holes in the combined offering for the company here that you might fill with additional acquisitions? Anything major you could speak to?

Jeff Slovin:	I think – oh, go ahead.

Bret Wise:	Well, I was going to say I don't like to speculate on the companies we might acquire and the areas we might acquire only because I don't really want my competitors to see those and target those, but you know let's face it.

After the transaction, we'll have about 20 percent market share.  That means there's 80 percent market share yet to go.  We operate in extraordinarily fragmented market.  Most companies in our markets are small, so you know it takes a number of transactions to add up to something significant, but I – I'm going to let Jeff comment in a minute, but from my perspective, there's still a host of opportunities out there, and being together it opens opportunities that maybe one of us wouldn't pursue on our own in the past because of product mix.

Jeff Slovin:	I think that's right and I think that we have both been looking at various platform acquisitions for our current you know basis, and now, you combine the two and it gets even more exciting.

DENSTPLY/SIRONA

Moderator: Bret Wise

9-15-15/5:30 p.m. ET

Confirmation # 41327193

I mean, to think about it you know and if you take a look at the side where we look at the overall product that we bring to market, that isn't an area that we're not playing in, and there's tremendous opportunities for us to do this.

And I think when we're together, we'll have the likelihood of others joining us increase, and we're excited about that, but I agree with Bret for competitive reasons, it doesn't make sense to telegraph where we're going.

(Bob Willoughby):	Great. Thank you.

Jeff Slovin:	Thanks.

Operator:	Thank you. We're now out of time for questions, ladies and gentlemen. And this does conclude today's question and answer period. I would now like to turn the call over to Mr. Bret Wise for any closing remarks.

Bret Wise:	OK. Well, thank you again for joining us today. This is a historic day for Dentsply, for Sirona and for the global dental markets. We're very excited about this transaction and our ability to provide better, faster and safer dentistry to the global market, and lastly – and I'd like to close by thanking our 15,000 employees around the world from both companies. They've done a tremendous job at building these 2 organizations, and it's going to be even stronger when we bring them together.

So thank you for your interest today and we'll speak to you soon, I'm sure.  Thank you.

Jeff Slovin:	Thank you.

END